
August 25, 2011

Via E-mail
William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
10805 Fallen Leaf Lane
Port Richey, FL 34668

> **Re:** **Premier Biomedical, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed August 12, 2011**
> **File No. 333-174876**

Dear Mr. Hartman:

We have reviewed Amendment 1 to your registration statement filed August 12, 2011 in response to our July 11, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the following statements throughout the prospectus:

    - "Premier Biomedical, Inc. is a research company that is developing candidate medical treatments…" (Cover Page);

    - "We are a research-based company that discovers and develops medical treatments…" (Pages 2 and 21); and

    - "We are developing medical treatments…" (Page 4).

   As you are not currently engaged in substantial development activities, please revise the cited disclosure and all similar disclosure throughout the prospectus to clarify that you "intend" to discover and develop medical treatments to more accurately portray the company's current operational status.

2. In reference to our prior comment 4, please revise your disclosure to describe in detail the regulatory process Feldetrex must undergo prior to marketing the product candidate as a treatment for multiple sclerosis, fibromyalgia or traumatic brain injury. If Feldetrex does not have to go through the normal process of filing an IND, Phases I, II and III clinical testing and an NDA application, please cite the pertinent FDA law or regulation allowing for its exemption.

3. We note the information provided in the second paragraph of your response to our prior comment 4 indicating that Feldetrex may be prescribed by licensed physicians and used commercially at this time. This statement is contradicted, however, by disclosure in the prospectus which indicates that you plan to conduct clinical trials for Feldetrex. Please reconcile these inconsistencies supplementally or in your disclosure, as applicable.

4. We note the information provided in the second paragraph of your response to our prior comment 4 stating that Feldetrex contains a very low dosage of Naltrexone, which is available as a generic drug, along with vitamins. Please revise your disclosure to explain this in the prospectus. Also, as Naltrexone is prescribed along with counseling to support alcohol and substance abusers, please explain the basis for your belief that Feldetrex, which simply adds vitamins to Naltrexone, can be used to treat multiple sclerosis, fibromyalgia and traumatic brain injury.

Description of Business, page 21

License Agreements, page 21

5. We note your response to our prior comment 13. Please further revise your disclosure to describe the terms or each license agreement separately. Also, please describe the "certain conditions," other than obtaining a public listing of the company's common stock by October 30, 2011, referenced in the last sentence of the second paragraph on page 21 which may allow for termination of the license agreements.

6. Please define "PCT" where first used on page 21.

Sequential-Dialysis Technique, page 23

7. We note your response to our prior comments 18, 19, 20 and 21. Because you have revised your disclosure to state that you hope to demonstrate the referenced methods in "future lab and animal experiments" rather than clinical trials, we assume that you do not intend to conduct clinical trials for these matters in the near future. If true, please so state. Also, please define "designer antibody" where first used.

Potential for Feldetrex™, page 32

8. We note the following statement on page 32: "Feldetrex™ utilizes a low dosage of Naltrexone which has been shown in multiple medical articles, in the medical literature, to increase endogenous enkephalins." Please revise your disclosure to name the specific medical literature and articles referenced.

Feldetrex™ Development Plans, page 33

9. We note the revised disclosure provided in response to our prior comment 27. Please further revise your disclosure to identify the referenced physician by name or delete the statement.

Management's Discussion and Analysis or Plan of Operations

Research and Development Expenses, page 43

10. We acknowledge your response to prior comment 41. You disclose on pages 2, 21 and elsewhere in your document that you are targeting treatment for seven different diseases. While you do not currently have an estimate of the costs that will be incurred in the future because you do not know the extent or scope of products that you may be able to develop, please provide quantitative and qualitative disclosure about the amount and timing of costs, both internal and external, that are expected to be incurred on each of your major research and development projects. To the extent that you cannot provide such estimates, please explain why management does not prepare forecasts of costs to be incurred for any of the seven different diseases that you are targeting for future research and development.

11. We acknowledge your response to prior comment 42. Please revise your disclosures to clarify your accounting treatment related to the costs incurred by the licensor prior to the consummation of the license agreements as previously requested. Please also tell us why you did not account for the costs previously incurred by Dr. Felder. Please refer to SAB Topic 5T.

Financial Statements

12. Please update your financial statements and related financial information through the period ended June 30, 2011 as required by Rules 3-01 and 3-12 of Regulation S-X. In doing so, please also file as an exhibit an updated, signed consent report from your independent auditors.

13. We acknowledge your response to prior comment 49. We agree that specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. Please disclose the assumptions used to value these warrants and the financial impact of the warrants issued

to your legal counsel. Please also cite for us the accounting literature that supports your accounting treatment for this transaction.

Notes to Financial Statements

Note 3 - Related Party, page F-9

14. We acknowledge your response to prior comment 50. Please tell us and quantify for us how you determined the fair value of the common stock and warrants issued to the founders. Please also cite for us the authoritative literature you relied upon to support your accounting for the issuance of common stock and warrants.

Note 5 – Stockholders' Equity, page F-10

15. We acknowledge your response to prior comment 51 and are reissuing our original comment in its entirety. Please revise your disclosures to disclose the following information for each common stock and warrant issuances at each grant date:

- The number of common shares issued or warrants granted, the fair value of the common shares or warrants, the exercise price of the warrants and the intrinsic value, if any;
- Whether or not the valuation used to determine the fair value of the common shares and warrants was contemporaneous or retrospective;
- Whether the valuation specialist was a related party,
- A discussion of each significant factor contributing to the difference between the fair value of common shares and warrants issued as each grant date and the estimated IPO price; and
- Describe the reasons for the significant increase in the value of your common shares from $.00001 on June 21, 2010 to $.25 on June 3, 2011 through the expected pricing of the IPO, including the events or circumstances that led to the significant increase in the value of your common stock.

Note 6 – Series A Convertible Preferred Stock Warrants, page F-11

16. We acknowledge your responses to comments 53 and 54 and are reissuing our original comments in their entirety. Please disclose the assumptions used to estimate the fair value of you common and preferred stock warrants, including the expected price volatility, dividends, etc. Please also confirm that the assumptions used in the Black-Scholes model result in the fair value of the common and preferred stock warrants of $.001 at December 31, 2010 and that the fair value of the common and preferred stock warrants are identical to the weighted average exercise price disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Brian A. Lebrecht, Esq. (The Lebrecht Group, APLC)